June 3, 2005

Mail Stop 4561

Michael Pacult
Managing Member
TriView Global Fund, LLC
5916 N. 300 West
Fremont, Indiana 46737

Re:	TriView Global Fund, LLC
	Amendment No. 2 to Form S-1
	Filed on May 13, 2005
	File No. 333-119655

Dear Mr. Pacult:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	For purposes of this comment letter, we refer to the pagination, paragraphs, sentence and line numbers as displayed by the marked courtesy copy version of your amended Form S-1 filed on May 13, 2005.

General

1. We note your references to a partnership and the general partner throughout the prospectus, e.g. pages 1, 14-15. Please revise to refer to the limited liability company structure and your managing members.

Cover Page

2. We note your revised disclosure in response to prior comment three from our letter dated March 14, 2005 states that the "managing member reserves the right to change the termination date of the offering pursuant to the LLC Operating Agreement." Since Section 7 of the LLC
Operating Agreement conveys "sole and complete discretion to determine the terms and conditions of the Offering" upon the managing member, please revise your disclosure to confirm that your managing member will terminate this offering no later than two years from its commencement. Alternatively, consider stating that the managing member may extend the offering beyond this two-year period, but quantify the amount of time for the extension.

Charges to the Fund, page 3

3. In your response to prior comment eight, we note you state that including the round turn fee would appear to investors as an additional charge paid to the futures commission merchant. Noting your concern, please include the estimate accompanied by disclosure that this amount will be paid from your managing members` 6% brokerage commission. Please make similar changes to page 21 of the prospectus.

Redemptions, pages 4 and 44

4. We note your response to prior comment 12. Section 14(b) of your
Operating Agreement, however, does not appear to specify the method by which the managing member will honor redemptions in the event there are insufficient funds. Please revise your disclosure to clarify that the managing member has discretion over which requests to honor. Also, please revise your disclosure to clarify that the managing member may, in its sole discretion, suspend the amount of units to be redeemed in any month if it determines that redemptions would impair the Fund`s ability to meet its objectives.

5. Considering the discretion retained by the managing member, it appears that the material terms of your redemption program are sufficiently broad so that a new investment decision is created with respect to each redemption. Consequently, your redemption program may be subject to Rule 13e-4 and Regulation 14E of the Securities Exchange Act. Should you desire to seek exemptive or no action relief from the Division of Corporation Finance, please file a no-action request with the Division. Otherwise, please be advised that any redemptions you make may be subject to the tender offer rules.





Expenses Per Unit of Membership Interest, pages 14-15

6. Please advise us as to what types of liquid securities you intend to invest that may compose up to 90% of your equity.

Charges to the Fund, page 19

7. Please revise your bullet-point definition of "new net profit" to clarify that it is calculated after payment of brokerage fees and does not include interest income earned by the LLC. Also, provide a description of how new net profit is actually calculated.

The Managing Member, page 23

8. In connection with your response to prior comment 18 from our last
letter dated March 14, 2005, we note you disclose Mr. Pacult`s net
worth as "in excess of $3.3 million."   Please revise to state the
dollar amount of his net worth as of a given date or date of the prospectus. It appears that the term "in excess" of a certain number may make this disclosure unnecessarily vague to investors.

Performance of Other Funds Managed by the Managing Member, page 25

9. Please revise your disclosure to include Providence Select
Fund,
Limited Partnership as a fund managed by Mr. Pacult, but which, if true, has not yet commenced trading.

Financial Statements

10. Update the financial statements in accordance with Rule 3-12 of
Regulation S-X.

Part II of the Form S-1
Exhibit 5.01 Legal Opinion

11. Please ask counsel to confirm to us in writing that it concurs with our understanding that the reference and limitation to "Delaware
General Corporation Law" includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. Refer to Section VIII.A.14. of the Division of Corporation Finance: Current Issues and
Rulemaking Projects Outline (November 14, 2000).


      *   *   *



      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Robert Telewicz at (202) 551-3438 or Jorge Bonilla at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Neil Miller at (202) 551-3442 or me at (202) 551-3780 with any other questions.



Sincerely,



Karen J. Garnett
Assistant Director


cc: 	William S. Scott, Esq. (via facsimile)
	The Scott Law Firm, P.A.

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Mr. Michael Pacult
TriView Global Fund, LLC
June 3, 2005
Page 2